

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-Mail
Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corp.
925 West Georgia Street, Suite 1805
Vancouver, British Columbia V6C 3L2, Canada

    Re: **First Majestic Silver Corp.**
                Form 40-F for the Year Ended December 31, 2013
                Filed March 27, 2014
                File No. 001-34984

Dear Mr. Neumeyer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.1 – Annual Information Form
Description of Business
Mineral Projects
Summary of Reserves and Resources, page 22

1. In note (2) on page 23, you state that management of First Majestic is not confident that the open pit mining plan contained in the technical reports commissioned by Silvermex for the La Guitarra Silver mine is feasible. You further state on page 20 of Exhibit 99.3 that the NI 43-101 Technical Reports published by Silvermex relating to the La Guitarra mine have not been approved by you. As a result, the La Guitarra mine currently has no disclosed reserves or resources. Please tell us your expected timing for publishing a NI 43-101 Technical Report for the La Guitarra mine.

Exhibit 99.2 – Audited Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies
Mining Interests, page 4

2. Please revise your accounting policy disclosures related to the depletion of mining interests at producing properties to also address the La Guitarra producing property, which had no disclosed reserves or resources as of December 31, 2013 and had $5.4 million in depletion and amortization during 2013 as shown in Note 13 on page 18. Please provide us your revised disclosures.

Note 14. Impairment of Goodwill and Mining Interests, page 21

3. Please tell us what information you relied upon for impairment testing of the mineral interests at the La Guitarra producing property as of December 31, 2013 in the absence of a feasible NI 43-101 technical report. Please also tell us how you concluded that this other information was reliable for this purpose.

Note 28. First Silver Litigation, page 39

4. You have deferred gain recognition on the June 27, 2013 payment of $14.1 million received in connection with the First Silver Litigation. Please tell us the steps in the appeals process still available to the other party and discuss their potential duration.

Exhibit 99.11 – Consent of Deloitte LLP

5. Please include a signed consent in an amendment to your Form 40-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining